Exhibit 99.3

NOVA CHEMICALS CORPORATION

Statement of Executive Compensation for
Fiscal Year Ended December 31, 2009

Dated March 11, 2010

As a reporting issuer that is not required to prepare an information circular or an annual information form, NOVA Chemicals Corporation (“NOVA Chemicals” or the “Company”) is required by section 11.6 of NI 51-102 to file certain executive compensation information.

For purposes of this Statement of Executive Compensation, “Named Executive Officer” (“NEO”) of the Company means an individual who, at any time during the year, was:

(a)          the Company’s chief executive officer (“CEO”);

(b)         the Company’s chief financial officer (“CFO”);

(c)          each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(d)         any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Based on the foregoing definition, during the last completed fiscal year of the Company, there were eight (8) Named Executive Officers, namely: CEO, Randy G. Woelfel; former CEOs, Jeffrey M. Lipton and Chris D. Pappas; CFO, Todd D. Karran; former CFO, Larry A. MacDonald; former Senior Vice President, Chief Legal Officer and Corporate Secretary, Jack S. Mustoe; Senior Vice President, Chief Human Resources Officer, Marilyn N. Horner; and Senior Vice President, Operations, William G. Greene.

Unless otherwise noted, all compensation amounts paid in Canadian dollars are expressed in U.S. dollars using the following exchange rates:

2009 $1.00 Canadian = $0.8718 U.S.; and

2008 $1.00 Canadian = $0.9397 U.S.

THE ARRANGEMENT

On July 6, 2009 (the “Effective Date”), pursuant to the terms of the Arrangement Agreement between NOVA Chemicals and International Petroleum Investment Company (“IPIC”), IPIC purchased all of the outstanding common shares of NOVA Chemicals (the “Common Shares”) for US$6.00 per share (the “Arrangement”).  The Arrangement constituted a change of control and the Key Employee Termination Benefits Agreements (the “COC Agreements”) became effective (see “NEO Agreements — COC Agreements”). In 2009, Mr. Lipton retired pursuant to a letter agreement with NOVA Chemicals (see “NEO Agreements — Employment Contracts”), and Messrs. Pappas, MacDonald and Mustoe’s employment terminated under their COC Agreements (see “Summary Compensation Table” and “Payments on Separation of Service”).

As of the Effective Date, the directors elected at the Annual and Special Meeting of the Shareholders held on April 14, 2009, Dr. Boer, Mmes. Brlas and Creighton, Messrs. Blumberg, Bougie, Dineen, Fischer, Hawkins, Ludwick and Stanford, other than Mr. Pappas, resigned; and Messrs. Mohamed Al Mehairi, Philip Brown and Georg Thoma were appointed as directors (the “Board of Directors” or “Board”).  On November 13, 2009, Dr. Gerhard Roiss and Messrs. David Davies, Mark Garrett and Randy Woelfel, NOVA Chemicals’ current CEO, were appointed directors, and Mr. Pappas resigned from the Board.

Under the Arrangement, NOVA Chemicals’ shareholders received US$6.00 in cash for each Common Share.  Stock options (including any tandem share appreciation rights) and equity appreciation units (“EAUs”) of NOVA Chemicals were cancelled. The value of all outstanding options and EAUs on the Effective Date was nil. Restricted stock units (“RSUs”) and deferred share units (“DSUs”) were cancelled and the holders of RSUs and DSUs received US$6.00 for each unit.  Immediately after all RSUs and DSUs were paid, NOVA Chemicals terminated all equity based plans including the Employee Incentive Stock Option Plan, the Employee Appreciation Plan, the Restricted Share Unit Plan and the Deferred Share Unit Plans.

EXECUTIVE COMPENSATION

Remuneration Committee Information

Composition of the Remuneration Committee

The Remuneration Committee of the Board of Directors (formerly the Human Resources Committee) is responsible for overseeing key compensation and human resources policies including the overall executive compensation strategy of NOVA Chemicals and the on-going monitoring of the strategy’s implementation. Prior to the Effective Date, the Remuneration Committee was composed of Jerry Blumberg (Chairman), Peter Boer, Joanne Creighton, Charlie Fischer and Kerry Hawkins. The Remuneration Committee is currently composed of Mohamed Al Mehairi (Chairman), David Davies, Gerhard Roiss and Georg Thoma. None of the members of the Remuneration Committee is or was formerly an executive or employee of NOVA Chemicals and there are or were no interlocking relationships between the members of the Remuneration Committee or between any Remuneration Committee member and any of NOVA Chemicals’ executives.

Governance

The Remuneration Committee recognizes the importance of maintaining sound governance practices for the development and administration of executive compensation and compensation programs, and has instituted processes that enhance the Remuneration Committee’s ability to effectively carry out its responsibilities. Examples include:

•                  retain external consultants that attend Remuneration Committee meetings when requested to attend by the Remuneration Committee;

•                  annually engage an independent external compensation consultant to conduct a detailed compensation survey for the Named Executive Officers and other executives; and

•                  annually review organizational capacity and executive succession planning.

The Remuneration Committee directs management to gather information and provide initial analyses and commentary. The Remuneration Committee reviews this material along with other information received from external consultants in its deliberations when making executive compensation and other decisions. All matters considered, approved or recommended by the Remuneration Committee are reported to the full Board.

External Advice

The Remuneration Committee Chairman has direct access to an independent external compensation consultant, Towers Watson (formerly, Towers Perrin) on executive compensation and human resources matters. Towers Watson provides objective and expert analysis, advice and information on executive compensation trends, regulatory changes and evolving best practices. They also provide advice on compensation program design and compensation recommendations to assist the Remuneration Committee in making informed, fair and reasonable decisions. Towers Watson also provides actuarial services for the Company’s North American defined benefit pension plans, and retirement and benefits consulting services, as required.

Compensation Discussion and Analysis

The following is the Compensation Discussion and Analysis which outlines and explains all significant elements of compensation awarded to, earned by, or paid to the Named Executive Officers during 2009.

Compensation Philosophy

NOVA Chemicals’ executive compensation policies and programs are designed to attract, retain and motivate key executives through competitive and cost effective approaches that reinforce executive accountability and reward the achievement of business results. Executive compensation consists of four main elements: (a) base salary, (b) annual incentive compensation awarded under NOVA Chemicals’ Incentive Compensation Plan, (c) long-term incentive compensation, and (d) retirement, benefit and perquisite programs. The relative weighting of each element is aligned with the Company’s philosophy of linking pay to performance. A substantial percentage of executives’ compensation is provided in the form of performance-based variable compensation with a greater emphasis on variable components for NOVA Chemicals’ senior executives. Actual incentive compensation awards are directly linked to corporate and business unit results and many of the performance measures are aligned with shareholder and other key stakeholders interests, including financial and non-financial goals (see “Incentive Compensation Plan” and “Long-Term Incentive Plans”). Executive retirement and benefits programs are generally consistent with broader employee programs in the same country. Where certain programs, such as perquisites, are only provided to executives or senior management, they reflect competitive practice and particular business needs and objectives.

The compensation level for all executives, including the NEOs, is reviewed annually by the Remuneration Committee of the Board. A benchmarking process that assesses the policy or target levels of base salary, annual incentive compensation and long-term incentive compensation is conducted each year by Towers Watson (see “Benchmark Review”). In addition, the Remuneration Committee seeks and obtains input from the CEO on base salary, and targeted annual incentive and long-term incentive compensation, for executives other than the CEO. The overall objective in setting executive compensation is to ensure that the total targeted value and mix of compensation for each executive compares at the median (50th percentile) of the comparator group (see “Benchmark Review”) for the same or similar role. In setting target total compensation, the Remuneration Committee does not consider compensation previously awarded to an individual. The Remuneration Committee does consider other factors such as each individual’s experience and expertise before approving adjustments to compensation. In the case of the CEO, the Remuneration Committee determines the value and mix of compensation with input from Towers Watson and makes a recommendation to the Board for approval.

Benefits, retirement programs and perquisites are reviewed periodically by the Remuneration Committee to ensure these programs continue to offer competitive benefits that are cost effective and valued by the organization.

Benchmark Review

The Remuneration Committee annually monitors comparative total compensation information, using data prepared by Towers Watson, to ensure that target levels of overall compensation are competitive with similar North American chemical companies. Comparator group information is also used in determining base salary ranges, annual incentive compensation target awards and assessing the competitiveness of NOVA Chemicals’ long-term incentive compensation awards for all executives, including the NEOs.

NOVA Chemicals benchmarks against North American chemical companies with whom it competes for talent. Many positions are similar across the industry, and the comparator group effectively represents competitive pay levels for comparable positions. In certain cases, the comparator group is expanded to include a broader chemical company comparator group or general industry to ensure sufficient data is considered and to reflect the broader market for staff positions.

The Remuneration Committee reviews the composition of the comparator group periodically for continued relevance. In September 2007, Towers Watson conducted a review of the comparator group. This review was initiated due to the consolidation of the companies in the comparator group and the desire to ensure that the comparator group continued to be representative of those companies with which NOVA Chemicals competes for talent. As a result of this review, four additional companies were added to the comparator group. For determining 2009 compensation, NOVA Chemicals’ comparator group included the following 16 North American chemical companies:

Air Products and Chemicals, Inc.	Georgia Gulf Corporation
Ashland Inc.	Hercules Incorporated
Cabot Corporation	The Lubrizol Corporation
Chemtura Corporation	Lyondell Chemical Company
The Dow Chemical Company	Methanex Corporation
E.I. du Pont de Nemours and Company	PPG Industries, Inc.
Eastman Chemical Company	Praxair, Inc.
FMC Corporation	Rohm and Haas Company

Key Elements of Compensation

The major elements of the executive compensation program are base salary, annual incentive compensation awards, and long-term incentive compensation. In addition, the NEOs are eligible to and participate in group benefit and retirement plans. In any particular year, NOVA Chemicals’ NEOs and other executives may be paid more or less than executives at comparable chemical companies depending on corporate and individual performance, as well as their relative experience.

The following table summarizes each component of the total direct compensation(1) (“TDC”) for the NEOs and other executives:

Base Salary	Incentive Compensation Plan	Long-Term Incentive Plans
The fixed portion of compensation tied to market competitiveness, level of responsibility and demonstrated experience	Annual variable compensation which provides awards contingent on achievement of financial and non-financial metrics that support NOVA Chemicals’ corporate and individual performance	Long-term variable compensation where grants are awarded to align the interests of management with the long term interests of NOVA Chemicals’ shareholders and other key stakeholders

(1)   NOVA Chemicals does not consider retirement benefits, benefits programs or perquisites direct compensation.

The targeted mix of TDC — base salary, targeted annual incentive compensation and targeted annual value of long-term incentive compensation — for 2009 for each Named Executive Officer who is a member of the current NOVA Management Board is as follows:

R.G. Woelfel	M.N. Horner	T.D. Karran	W.G. Greene

Based on the benchmark review for 2009, the Remuneration Committee and the Board of Directors determined that the NEO’s TDC remained competitive and no increases were made to the NEOs’ TDC for 2009.

Base Salaries

Base salaries for all executives, including the NEOs, are paid within salary ranges established for each position on the basis of the level of responsibility relative to other positions in NOVA Chemicals. The salary range for each position is determined through an annual comparative salary survey of NOVA Chemicals’ North American chemical companies comparator group.

Base salary is targeted at the median (50th percentile) of the comparator group for each executive, except Mr. Lipton whose base salary was targeted at the 75th percentile. Individual salaries within each range are determined by each executive’s experience, expertise and contribution to NOVA Chemicals.

In 2009, based on the benchmark analysis, base salaries for Messrs. Lipton, Pappas, MacDonald, Mustoe, Greene and Ms. Horner were not increased. Mr. Woelfel was appointed CEO (Designate) on October 19, 2009 and CEO on November 16, 2009.  Mr. Karran was appointed CFO on November 16, 2009.  Messrs. Woelfel and Karran’s base salaries were set based on an analysis of their responsibilities as CEO and CFO of a private company.

Incentive Compensation Plan

Annual incentive compensation is awarded to executives, including the NEOs, senior managers and other leaders under the Incentive Compensation Plan, which is designed to align incentive compensation awards to actual business results, address uncontrollable elements and motivate participants. This plan provides cash awards based on corporate and business/functional/individual performance, measured against objectives which are typically determined prior to the beginning of each performance period. As an executive’s responsibility level increases, incentive compensation represents an increasing portion of total cash compensation. The Incentive Compensation Plan constitutes a significant part of total cash compensation for the NEOs.

Incentive Compensation Plan awards are based on two categories:

(a)          corporate performance — for 2009, corporate performance was based on the achievement of earnings from operations before income tax, depreciation and amortization excluding extraordinary items (“EBITDA”), cash flow cycle time (“CFCT”) and Responsible Care targets; and

(b)         business/functional/individual performance — based on the achievement of business or functional related objectives such as financial targets, operating performance or other specific team or individual objectives.

The 2009 targeted awards for the NEOs, other than Messrs. Woelfel, Karran and Greene, were weighted 50% on corporate performance and 50% on business/functional/individual performance. For all other Incentive Compensation Plan participants, including Messrs. Karran and Greene, the weightings were 30% on corporate performance and 70% on business/functional/individual performance. Mr. Woelfel’s 2009 incentive compensation award was determined in accordance with his Employment Contract (see “NEO Agreements — Employment Contracts”).

Objectives under corporate performance and business/functional/individual performance are typically set prior to the performance period by the Remuneration Committee. For 2009, the Remuneration Committee evaluated corporate performance based on the three corporate objectives identified above that NOVA Chemicals believed were important to successfully drive the 2009 operating plan. The Remuneration Committee determined the significance of the objectives and weighted each accordingly as follows:

Weighting	Performance Objective	Reason for Objective
65%	EBITDA — based on the 2009 business plan as approved by the Board

•      Measured the profitability in the context of operating performance and market conditions. The Board believed that the exclusion of extraordinary items, which represent events outside of the Company’s normal operations, provided meaningful year to year comparison and better reflected the Company’s normal operations. The emphasis was on delivering strong, recurring profits relative to the industry, and defining and delivering a clear path for EBITDA growth that was stronger than the industry

25%	CFCT • (Inventory + Accounts Receivable - Accounts Payable) ÷ Average Sales	• Measured how well the Company managed its cash flow. NOVA Chemicals consistently aims to manage its working capital efficiently and demonstrate prudent cash management

10%	Responsible Care includes two objectives, each weighed equally:	• Measured NOVA Chemicals’ commitment to providing a safe working environment

	• Total Recordable Case Rate	• Measured the number of recordable employee injuries or illnesses

	• Process fires	• Measured any fire or evidence of a flame - reducing process fires reduces the risk of serious injury, or major equipment or environmental damage

Business/functional/individual performance is measured using financial, operational and strategic objectives specific to each participant’s role. These objectives are a mix of quantitative and qualitative measures and may relate to:

•                  financial objectives — business unit profitability, fixed and variable costs reductions;

•                  sales volumes;

•                  introduction of new technology and market penetration;

•                  effective relationships with external parties;

•                  human resources related objectives such as retention, diversity and effective leadership; and

•                  quality and cost controls.

The Remuneration Committee sets minimum, target and maximum thresholds for all objectives. The target threshold is meant to be challenging yet achievable and, if met, the payout for that objective is 100%. If minimum thresholds are not achieved, no payout is awarded. Maximum thresholds are meant to be stretch objectives resulting in exceptional results. If maximum thresholds are met or exceeded, the payout is 250% of target for that objective.

The actual incentive compensation award paid each year, if any, is determined with reference to achievement of the various objectives in the performance categories described above. Following the performance period, actual performance is assessed against target for each objective. The performance rating by which the incentive compensation award is calculated is pro-rated between the minimum, target and maximum award depending on actual performance under each of the objectives.

The corporate EBITDA performance objective was based on the Company’s business plan using industry consultant forecasts for polyethylene and ethylene chain margins and other expected business results for 2009. EBITDA performance was assessed in light of current business circumstances, including key initiatives critical to NOVA Chemicals’ success, and in light of the Company’s external environment relative to the industry.

The Incentive Compensation Plan provides that an award modifier may be applied to increase or decrease overall awards to address affordability, relative to market conditions, in any particular performance period. Provision is also made in the Incentive Compensation Plan to pay incentive compensation awards in excess of the target award, to a maximum established by the Remuneration Committee, if performance in a performance period is exceptional.

For 2009, corporate objectives before polyethylene and ethylene chain margin adjustments were 137% of target. In accordance with the terms of the Incentive Compensation Plan, the Remuneration Committee adjusted the corporate component of the awards downward to 78% based on NOVA Chemicals’ performance relative to the industry.

In accordance with the COC Agreement entered into with Mr. Pappas, 2009 incentive compensation for Mr. Pappas, who left NOVA Chemicals on November 13, 2009, was paid at target and pro-rated for the period in 2009 that he was employed by NOVA Chemicals.  In accordance with the COC Agreements entered into with Messrs. MacDonald and Mustoe, both of whom were employed by NOVA Chemicals for the entire year, incentive compensation was paid at the average of their 2008, 2007 and 2006 incentive compensation awards (see “NEO Agreements — Change of Control Agreements”).

Mr. Woelfel’s 2009 incentive compensation award of $51,700 was paid at target pro-rated for the time he was employed with NOVA Chemicals in 2009 in accordance with his employment contract (see “NEO Agreements — Employment Contracts”).  Based on overall performance of 154%, 181% and 139% of target for Ms. Horner and Messrs. Karran and Greene, respectively, their 2009 incentive compensation awards were $272,300, $228,400 and $216,700.

Long-Term Incentive Plans

A significant portion of an executive’s compensation is awarded as long-term incentives. This supports the compensation objective of linking pay to long term corporate performance by putting compensation at risk.

Until the Effective Date, NOVA Chemicals sponsored three equity based long-term incentive plans to provide long-term incentives and compensation to key employees at a competitive level with other comparable North American chemical organizations and to align the interests of management more closely with those of shareholders. The equity based long-term incentive plans included:

(i)             Employee Incentive Stock Option Plan (the “Option Plan”) - The exercise price of options to acquire Common Shares (“Options”) was equal to the closing price of Common Shares on the Toronto Stock Exchange (“TSX”) or the New York Stock Exchange (“NYSE”) on the date of grant. Each Option could be exercised over a 10 year period;

(ii)          Equity Appreciation Plan (“EAP”) - terms of the EAP were similar to the terms of the Option Plan. The redemption price of an EAU was equal to the closing price of Common Shares on the TSX or NYSE on the date of grant. EAUs could be redeemed for cash over a 10 year period;

(iii)       Restricted Stock Unit Plan (“RSUP”) - RSUs typically vested on the third anniversary of the grant date and were valued using the closing price on the TSX or NYSE on that date. RSUs were paid in cash before the end of the calendar year in which they vested. During the restricted period, dividend equivalents were credited to each RSU account based on the number of RSUs in the account on the dividend record date, the dividend payment paid to shareholders per Common Share and the closing price of Common Shares on the dividend payment date.

As of the Effective Date, the value of all outstanding Options and EAUs was nil, and all Options and EAUs were cancelled pursuant to the terms of the Arrangement Agreement. All outstanding RSUs were cancelled in exchange for a cash payment of US$6.00 (See “Equity Based Long-Term Incentive Awards and Exercises”). The Option Plan, EAP and RSUP were terminated in July 2009.

Equity based long-term incentive grants awarded to the NEOs (other than Mr. Woelfel who was hired after the equity based long-term incentive plans were terminated) and other key employees were determined by the Board on the recommendation of the Remuneration Committee. The Remuneration Committee’s recommendation for the NEOs’ grants was based on information from Towers Watson’s annual comparator group analysis of the value and mix of total direct compensation, including base salary, incentive compensation and long-term incentives. Based on this analysis, the Remuneration Committee examined the long-term incentive practices of the Company’s comparator group to determine the 50th percentile (75th percentile for Mr. Lipton) long-term incentive award for each executive position. In determining equity based long-term incentive compensation awards, the Board did not consider the number or the terms of outstanding awards.

Annual reviews were and will continue to be conducted to ensure that NOVA Chemicals’ long-term incentive plans provide comparable expected value to similar North American chemical companies.

Retirement Plans

The NEOs and other executives participate, on a contributory and non-contributory basis, in the retirement plans offered to NOVA Chemicals’ salaried employees. Canadian employees hired prior to January 1, 2000 participate in a registered plan that offers either defined contribution or defined benefit provisions. Canadian employees hired on or after January 1, 2000 participate only in the defined contribution component of the Canadian plans. U.S. salaried employees who were hired prior to January 1, 2008 have accrued pension benefits under NOVA Chemicals’ U.S. salaried defined benefit plan and participate in the U.S. salaried defined contribution plan. U.S. salaried employees hired on or after January 1, 2008 participate only in the U.S. defined contribution plan.

NOVA Chemicals’ salaried employees, including the NEOs, may also participate in supplemental executive retirement plans (“SERPs”) which are non-registered, unfunded supplemental retirement plans. The primary purpose of the SERPs is to provide retirement benefits that cannot be paid from registered plans due to tax limits. The SERPs also provide retirement benefits to NEOs and other key employees who have cross-border or special pension arrangements. In addition, U.S. executives may participate in the U.S. Savings and Profit Sharing Restoration Plan (the “Restoration Plan”), the purpose of which is to continue defined contributions for executives who exceed legislated maximums.

Benefits and Perquisites

Non-cash compensation includes employee benefits and perquisites. NOVA Chemicals’ non-cash compensation programs are designed to approximate the median of North American chemical companies and are periodically benchmarked against NOVA Chemicals’ comparator group. NEOs do not receive any non-cash compensation that is different from that received by other executives, other than annual perquisite allowance. In addition, retirement benefits as described under “Supplemental Executive Retirement Plans and Supplemental Pension Agreements”, annual financial and tax planning services and club memberships have been provided to certain NEOs.

Deferred Share Unit Plans

NOVA Chemicals implemented a Key Employee Deferred Share Unit Plan (“Original DSUP”) in 1999 as a means to further link the interest of key employees, specifically members of its former Executive Leadership Team (“ELT”) (the ELT consisted of Messrs. Lipton, MacDonald, Mustoe and Pappas, and Ms. Horner) and directors (see “Compensation of Directors - Director Deferred Share Unit Plans”) to the interests of shareholders. In 2005, NOVA Chemicals adopted a new Deferred Share Unit Plan for key employees who are United States taxpayers to comply with the requirements of Section 409A of the Internal Revenue Code (the “Code”) (“409A DSUP” and collectively with the Original DSUP, the “DSUPs”). On the Effective Date, all DSUs were cancelled in exchange for US$6.00 per DSU, and the DSUPs were terminated.

Under the DSUPs, key employees could elect on an annual basis to receive all or a portion of their award under the Incentive Compensation Plan in DSUs economically equivalent to NOVA Chemicals’ Common Shares. The amount of the incentive compensation award that a key employee elected to allocate to the DSUPs was converted to an equivalent number of DSUs based on the market value of NOVA Chemicals’ Common Shares as at a specified time (the average of the closing price for the Common Shares over five consecutive trading days preceding the year end prior to the performance period). When a dividend was declared on Common Shares, dividend equivalents were credited to each DSU account based on the number of DSUs in the account on the dividend date, the dividend payment paid to shareholders per Common Share and the closing price of Common Shares on the dividend payment date.

Summary Compensation Table

The following table sets forth the compensation the Named Executive Officers earned in the fiscal years ended December 31, 2008 and December 31, 2009.

				Equity/Share Based Long-Term Incentive Compensation(2)		Incentive Compensation Awards (Non-Equity)(5)(6)	Compensatory Changes to Pension Value(7)
Name and Principal Position	Year	Salary(1) (US$)		Options(3) (US$)	RSUs(4) (US$)	Cash (US$)	DB Value (US$)		DC Employer Contributions(8) (US$)	All Other Compensation(9)(10) (US$)		Total Compensation (US$)
J.M. Lipton(11)	2009	410,959		N/A	6,000,000	410,959	N/A		475,029	132,114		7,429,061
Chief Executive Officer	2008	1,250,000		N/A	6,000,000	2,900,000	7,230,000		704,090	445,910		18,530,000

C.D. Pappas	2009	694,795	(12)	N/A	2,440,000	625,315	0	(13)	257,610	7,364,382	(14)	11,382,101
President and Chief Operating Officer	2008	800,000		N/A	2,440,000	720,000	11,000		201,671	109,288		4,281,959

L.A. MacDonald	2009	520,000		N/A	1,040,000	433,778	0	(13)	132,383	3,497,205	(15)	5,623,366
Senior Vice President and Chief Financial Officer	2008	520,000		N/A	1,040,000	338,000	0	(13)	139,194	148,935		2,186,129

J.S. Mustoe	2009	415,000		N/A	767,750	362,200	0	(13)	96,097	2,361,115	(16)	4,002,161
Senior Vice President, Chief Legal Officer, and Corporate Secretary	2008	415,000		N/A	767,750	249,000	0	(13)	136,473	92,123		1,660,346

M.N. Horner	2009	340,000		N/A	527,000	272,300	0	(13)	87,628	32,222		1,295,150
Senior Vice President and Chief Human Resources Officer	2008	319,000	(17)	N/A	312,000	206,830	58,000		84,141	69,327		1,049,298

R.G. Woelfel(18)	2009	86,164		N/A	N/A	51,700	N/A	(19)	8,091	53,598		199,553
Chief Executive Officer	2008	N/A		N/A	N/A	N/A	N/A		N/A	N/A		N/A

T.D. Karran(20)	2009	276,167		N/A	189,700	228,400	0	(21)	39,362	243,104	(22)	976,734
Senior Vice President, Chief Financial Officer and Treasurer	2008	260,865		N/A	180,215	159,300	0	(21)	44,328	21,064		665,773

W.G. Greene	2009	312,000		N/A	312,000	216,700	0	(13)	71,774	20,571		933,044
Senior Vice President, Operations(23)	2008	312,000		N/A	312,000	165,450	0	(13)	77,126	34,161		900,737

Notes:

(1)	See “Compensation Discussion and Analysis — Base Salaries”.
(2)

In 2008, the Board believed it was appropriate to provide key employees the opportunity to elect to receive their equity based long-term incentive compensation as Options/EAUs and/or RSUs. In 2008, all of the NEOs, other than Mr. Woelfel who was not employed by the Company at that time, elected to receive their equity-based long term compensation as 100% RSUs.

In 2009, the Board awarded all eligible employees 100% RSUs.
(3)	None of the NEOs were awarded Options in 2008 or 2009.
(4)

This column discloses the value of RSUs as of the date of grant. The number of RSUs granted was calculated by dividing the expected RSU value by NOVA Chemicals’ Common Share price on the date of grant. On the Effective Date, the value of the RSUs granted in 2009 and 2008 plus the dividend equivalents thereon (when a dividend was declared on NOVA Chemicals’ Common Shares, the value of the dividend was added as full or partial units to the RSU accounts) based on the Arrangement purchase price of US$6.00 were as follows:

	2008		2009
	RSUs	US$	RSUs	US$
J. M. Lipton	231,596	1,389,576	1,065,720	6,394,320
C. D. Pappas	94,183	565,097	433,393	2,600,358
L. A. MacDonald	40,144	240,865	184,725	1,108,350
J. S. Mustoe	29,635	177,810	136,368	818,208
M. N. Horner	12,043	72,260	93,606	561,636
T. D. Karran	6,957	41,740	33,695	202,170
W.G. Greene	12,043	72,258	55,418	332,508

RSUs granted in 2007 and the dividend equivalents thereon were also cancelled in exchange for a cash payment of US$6.00. For further information, see “Equity Based Long-Term Incentive Awards and Exercises”.

(5)

Awards under the Incentive Compensation Plan are earned in the year reported and paid prior to March 15 the following year unless the NEO elected to defer all or a portion of the award to the DSUP or the Restoration Plan. For further information, see “Compensation Discussion and Analysis — Deferred Share Unit Plans” and “Canadian Defined Contribution SERP and Restoration Plan”. The elections of the NEOs are listed below:

	2008		2009
	DSUP	Restoration Plan	DSUP	Restoration Plan
J. M. Lipton	0%	6%	0%	6%
C. D. Pappas	0%	25%	0%	6%
L. A. MacDonald	0%	6%	0%	6%
J. S. Mustoe	0%	6%	0%	6%
M. N. Horner	N/A	8%	0%	8%
T. D. Karran	N/A	6%	N/A	6%
W.G. Greene	N/A	6%	N/A	6%

Ms. Horner was not eligible to participate in the DSUP in 2008. Messrs. Woelfel, Karran and Greene were not participants of the DSUP. Mr. Woelfel did not elect to defer any amounts to the Restoration Plan in 2009. Messrs. Pappas, MacDonald and Mustoe received a distribution of their Restoration Plan accounts after their employment with NOVA Chemicals terminated.

Where an election was made to defer all or a portion of an incentive compensation award to the DSUP or the Restoration Plan, the dollar value reported in this column represents the pre-tax value of the incentive compensation award at the time of the award.

For further details on 2009 Incentive Compensation Plan objectives, see “Compensation Discussion and Analysis — Incentive Compensation Plan”.
(6)	NOVA Chemicals did not sponsor non-equity based long-term compensation plans in 2008 or 2009.
(7)	For further details on Pension Values, see “Defined Benefit Pension Obligations” and “Defined Contribution Accounts”.
(8)	Includes NOVA Chemicals’ basic, matching and transition contributions, if applicable, made to the U.S. Savings and Profit Sharing Plan and the Restoration Plan (see “Defined Contribution Programs”).
(9)

Each NEO receives benefits and perquisites in addition to base salary and annual incentive compensation awards. The value of these benefits and perquisites for each NEO, other than Messrs. Lipton and Woelfel, and Ms. Horner, does not exceed the lesser of Cdn$50,000 or 10% of the total annual salary.

For Mr. Lipton, the amount of all other compensation includes US$102,848 and US$26,686 for his personal use of the Company’s aircraft in 2008 and 2009, respectively, US$131,343 and US$33,096 for RSU dividend equivalents in 2008 and 2009; and US$136,209 and US$34,442 for DSU dividend equivalents in 2008 and 2009. Ms. Horner’s 2008 perquisites include a golf course initiation fee in the amount of US$38,000. Mr. Woelfel’s all other compensation includes a bonus of $50,000.

(10)

This column also includes the dollar value of insurance premiums paid by NOVA Chemicals with respect to term life insurance for the benefit of the NEO and the value of the dividend equivalents earned under the DSUPs and the RSUP.

(11)

Mr. Lipton retired on May 1, 2009 under the terms of the Letter Agreement (see “NEO Agreements”). His compensation, other than his RSU award and defined benefit pension, was pro-rated for the time he was employed in 2009. Pursuant to the Letter Agreement, Mr. Lipton’s right to participate in NOVA Chemicals’ pension arrangements ceased on December 31, 2008.

(12)	Mr. Pappas’ employment was terminated on November 13, 2009. His compensation, other than his 2009 RSU award, was pro-rated for the time he was employed in 2009.
(13)

Messrs. Pappas, MacDonald, Mustoe and Greene, and Ms. Horner participate in the Company’s defined benefit programs. Their benefits are frozen in these programs other than salary escalation, if any, until the earlier of December 31, 2012 and the date employment is terminated. None of these individuals received salary increases in 2009. For further information on defined benefit pension values see “Retirement Plans — Defined Benefit Programs — Defined Benefit Pension Obligations”.

(14)	Mr. Pappas’ employment was terminated pursuant to his Change of Control Agreement. Includes severance payment of $7,305,878.
(15)	Mr. MacDonald’s employment was terminated pursuant to his Change of Control Agreement. Includes severance payment of $3,460,277.
(16)	Mr. Mustoe’s employment was terminated pursuant to his Change of Control Agreement. Includes severance payment of $2,307,346.
(17)	On September 24, 2008, Ms. Horner was appointed Senior Vice President, Chief Human Resources Officer. Her annual salary was increased to $340,000 at that time.
(18)	Mr. Woelfel was hired on October 19, 2009. His compensation was pro-rated for the time he was employed in 2009.
(19)	Mr. Woelfel does not participate in any of NOVA Chemicals’ defined benefit pension programs.
(20)	On November 16, 2009, Mr. Karran was appointed Senior Vice President, Chief Financial Officer and Treasurer. His annual salary was increased to $312,000 at that time.
(21)	Mr. Karran participates in the U.S. defined benefit programs however his benefits under these programs were frozen as of December 31, 2007.
(22)	Mr. Karran received a bonus of $225,000 in 2009.
(23)	Mr. Greene was appointed Senior Vice President, Operations on December 15, 2009.

Equity Based Long-Term Incentive Awards and Exercises

As of the Effective Date, the value of all outstanding Options and EAUs was nil, and all Options and EAUs were cancelled pursuant to the terms of the Arrangement Agreement. All outstanding RSUs were cancelled in exchange for a cash payment of US$6.00.

In February 2009, the Board decided that notwithstanding the elections made by employees, it was appropriate to award the 2009 equity based long-term incentives as RSUs. The following grants were made to the NEOs, other than Mr. Woelfel who was not an employee at that time:

	RSU AWARD
Name	Number of Unvested RSUs	Expected Value on Grant Date (US$)
J.M. Lipton	1,065,720	$6,000,000
C.D. Pappas	433,393	$2,440,000
L.A. MacDonald	184,725	$1,040,000
J.S. Mustoe	136,368	$767,750
M.N. Horner	93,606	$527,000
T.D. Karran	33,695	$189,700
W.G. Greene	55,418	$312,000

The table below shows for 2009, (a) the number and value of Options that vested in 2009; (b) the number and value of Options and EAUs cancelled in 2009; and (c) the number and value of RSUs that vested and were paid in 2009 for each NEO other than Mr. Woelfel who was not a participant in NOVA Chemicals’ equity based long-term incentive plans.

	Options Vested		Options/EAUs Cancelled		RSUs Vested and Paid
Name	Number of Options Vested	Value of Vested Options(1)	Number of Options/EAUs Cancelled	Value Realized(2)	Number of Vested RSUs	Aggregate Value Paid (US$)(2)
J. M. Lipton	109,875	$0	2,200,100	$0	1,499,439	$8,996,634
C. D. Pappas	0	$0	58,300	$0	569,685	$3,418,110
L. A. MacDonald	0	$0	71,500	$0	259,048	$1,554,288
J. S. Mustoe	0	$0	135,750	$0	191,970	$1,151,820
M. N. Horner	0	$0	26,300	$0	115,650	$693,900
T. D. Karran	0	$0	6,900	$0	46,400	$278,400
W. G. Greene	0	$0	0	$0	77,462	$464,722

Notes:

(1)	No EAUs vested in 2009.
(2)	Values of cancelled Options/EAUs and RSUs vested and paid have been determined using the Arrangement purchase price of US$6.00.

Securities Authorized for Issuance Under Equity Compensation Plan

The only equity compensation plan maintained by NOVA Chemicals pursuant to which equity securities were authorized for issuance was the Option Plan. The Option Plan was adopted with the approval of holders of Common Shares and authorized a maximum of 13,000,000 Common Shares to be issued. The maximum number of Common Shares that could be (i) issued to insiders within any one-year period, or (ii) reserved for issuance to insiders at any time, under the Option Plan and any other security based compensation arrangement, was limited to 10% of the issued and outstanding Common Shares. The total number of Common Shares that could be issued to any one individual under the Option Plan was limited to a maximum of 5% of the issued and outstanding Common Shares. As of the Effective Date, the Option Plan was terminated.

Retirement Plans

Defined Benefit Programs

NOVA Chemicals sponsors defined benefit programs in Canada and the United States both of which have been redesigned and are not available to new hires. The NEOs, other than Messrs. Lipton, Karran and Woelfel, were hired prior to the redesign of the U.S. defined benefit plan and meet the eligibility requirements for transition benefits in the United States. These NEOs accrued benefits under the applicable programs in 2009. Pursuant to the Letter Agreement (see “NEO Agreements — Employment Contracts”), Mr. Lipton ceased accruing defined benefits as of December 31, 2008.  Mr. Karran participates in the U.S. defined benefit plan but was not eligible for transition benefits. His benefit was frozen as of December 31, 2007. Mr. Woelfel was hired after the U.S. defined benefit plan redesign and does not participate in NOVA Chemicals’ defined benefit programs.

Canadian Defined Benefit Program

The Canadian defined benefit pension component under NOVA Chemicals’ Canadian pension plans for salaried employees provides retirement income based on the employee’s years of service and the average base salary of the highest 36 consecutive months of the employee’s final 10 years of service (“Highest Average Earnings”) adjusted to reflect benefits payable under government sponsored plans.

NOVA Chemicals’ Canadian defined benefit pension component provides a benefit formula that is integrated with the Canada Pension Plan. The non-contributory annual benefit is equal to the sum of (a) plus (b) where:

(a)          is 1.0% of credited service multiplied by the lesser of:

(i)    Highest Average Earnings; or
(ii)   Average Maximum Pensionable Earnings (defined below); and

(b)         is 1.6% of credited service multiplied by the amount, if any, by which the Highest Average Earnings exceeds the Average Maximum Pensionable Earnings.

Average Maximum Pensionable Earnings is the three year average of the year’s maximum pensionable earnings as determined in accordance with the Canada Pension Plan Act.

Married retirees receive a 60% joint and survivor pension benefit, and single retirees receive an annuity for life guaranteed for five years after the pension benefits commence. Pension benefits are indexed, as applicable, after retirement based on a formula of 75% of the increase in the national Canadian consumer price index minus 1% up to a maximum of 5%.

Normal retirement age under the defined benefit pension component is 65, however, a member can retire with full benefits at age 62. Members may also elect early retirement and receive a reduced pension if they are between ages 55 and 62.

On December 31, 1999, NOVA Chemicals introduced a defined contribution pension component to its Canadian pension plans for salaried employees. Employees were permitted to make a one-time irrevocable election to convert their defined benefits to the defined contribution pension or remain with their defined benefit pension. Messrs. MacDonald and Mustoe, and Ms. Horner were residents of Canada at that time and elected to remain in the defined benefit pension component. Mr. Karran was also a Canadian resident at that time and elected to convert his defined benefit to defined contribution pension. All Canadian employees who joined NOVA Chemicals after December 31, 1999 are members of the defined contribution pension component of the Canadian pension plans for salaried employees (see “Defined Contribution Programs”).

U.S. Defined Benefit Program

All U.S. salaried employees hired prior to December 31, 2007 participate in a defined benefit pension plan. Effective December 31, 2007, NOVA Chemicals froze this defined benefit plan and amended the defined contribution plan (see “Defined Contribution Programs”) to provide certain enhancements. Employees who had attained the age of 50 with at least one year of service as of December 31, 2007 (“Transition Employees”) qualify for transition benefits, including earnings escalation for purposes of calculating defined benefits, for up to five years. All of the NEOs, other than Mr. Karran who did not qualify for transition benefits and Mr. Woelfel who is not eligible to participate in the Company’s defined benefit programs, were eligible for these transition benefits.

The benefit formula for the U.S. defined benefit plan is 1.2% of the Final Average Earnings multiplied by credited service. Final Average Earnings, other than for senior U.S. executives, is the average of the highest 36 consecutive months of base salary in the 10 years prior to December 31, 2007 or for Transition Employees, the earlier of December 31, 2012 and the Transition Employee’s termination date. The pension benefit for a single retiree is a whole life benefit while a married retiree’s benefit is a 100% joint and survivor benefit. Such benefit is provided by reducing the whole life benefit during the life of the retiree in order to provide 100% of that reduced benefit to the surviving spouse.

Normal retirement age under the U.S. defined benefit plan is 65, however, a member can retire with full benefits at age 62. Members may also elect early retirement and receive a reduced pension if they are between the ages of 55 and 62 and have at least five years service.

Supplemental Executive Retirement Plans and Supplemental Pension Agreements

NOVA Chemicals’ defined benefit pension programs are subject to the Income Tax Act or the Internal Revenue Code (“IRC”) maximum annual benefit accrual limits. NOVA Chemicals has adopted Supplemental Executive Retirement Plans (“SERPs”) to provide supplementary pension payments, computed with reference to the earned pension under NOVA Chemicals’ defined benefit pension programs. These supplementary payments are above the maximum annual benefit accrual permitted by the Income Tax Act or the IRC and, therefore, are not deductible for income tax purposes by NOVA Chemicals until paid to the respective executive or employee. The aggregate supplementary pension benefits are generally equivalent to the benefit which would be earned under NOVA Chemicals’ pension plans without the maximum annual benefit accrual limit described above. For senior U.S. executives, including the NEOs, other than Mr. Woelfel who is not eligible to participate in the Company’s defined benefit programs, Final Average Earnings are calculated using base salary plus incentive compensation awards under the U.S. SERP. Consistent with the redesign of the U.S. defined benefit pension plan, the U.S. SERP was frozen as of December 31, 2007 other than for transition benefits, and relocation and special pension arrangements as detailed below.

The SERPs also provide supplementary pension payments to executives who have relocation or special pension arrangements. Messrs. MacDonald, Mustoe and Greene, and Ms. Horner relocated from Canada to the U.S. and are entitled to the relocation pension arrangement. Under this arrangement, executives receive the greater of the total of their accrued benefits under each defined benefit program in which they have participated and the accrued benefit under the defined benefit program from which they retire assuming credited service under that plan recognizes all of the executive’s service with the Company.

Mr. Lipton’s employment contract provided that NOVA Chemicals make up any short-fall should the value of retirement benefits provided through NOVA Chemicals and Mr. Lipton’s previous employer be less than the value of pension benefits that Mr. Lipton would have received had he remained with his previous employer until retirement. In addition, Mr. Lipton’s employment contract provided that he receive two years’ pensionable service for every year that he served as CEO of NOVA Chemicals. In December 2008, Mr. Lipton announced his retirement effective May 1, 2009 and in connection with this announcement, the Company entered into a letter agreement with Mr. Lipton (the “Letter Agreement”) (for further details, see “NEO Agreements — Employment Contracts”). Pursuant to the Letter Agreement, Mr. Lipton’s pensionable service and earnings were frozen as of December 31, 2008, and Mr. Lipton elected to receive his pension as a lump sum payment in 2009.

Mr. Pappas’ employment contract provided that NOVA Chemicals would recognize his 22 years of industry service prior to joining NOVA Chemicals for purposes of calculating his pension benefits.

Defined Benefit Pension Obligations

The following table summarizes the defined benefit pensions as of December 31, 2009 for each NEO, other than Messrs. Lipton and Woelfel.  Pursuant to the Letter Agreement, Mr. Lipton did not accrue pension benefits in 2009. Mr. Lipton elected to receive his defined benefit as a lump sum payment in 2009.  Mr. Karran participates in the U.S. defined benefit programs but his benefits were frozen as of December 31, 2007.  Mr. Woelfel does not participate in NOVA Chemicals’ defined benefit programs. The values in the following tables are based on the same actuarial assumptions, methods and measurement dates used by NOVA Chemicals for financial reporting purposes and do not represent the value of the pension benefit an NEO would receive on retirement.

	Years of Credited Service(1)					Accrued (Projected) Annual Pension Benefit(2)				Estimated Annual Pension Benefit at Age 65(3)(4)
			Under the	Final Average		U.S. Defined	Canadian			U.S. Defined	Canadian
	Under the U.S.		Canadian	Earnings		Benefit	Defined Benefit	U.S.	Canadian	Benefit	Defined Benefit	U.S.	Canadian
	Defined Benefit		Defined Benefit	U.S.	Canada	Pension Plan	Component (10)	SERP	SERP	Pension Plan	Pension Plan	SERP	SERP
Name	Pension Plan (#)		Component (#)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	US$)
C.D. Pappas	29.5	(5)	N/A	1,378,100	N/A	20,900	N/A	466,900	N/A	20,900	N/A	466,900	N/A
L.A. MacDonald(6)(7)	3.2		25.2	927,800	506,700	8,800	53,600	26,500	148,100	8,800	53,600	26,500	148,100
J.S. Mustoe(6)(8)	6.3		13.3	772,200	235,400	17,700	28,200	90,600	20,000	17,700	28,200	90,600	20,000
M.N. Horner(6)	7.8		14.2	533,800	300,900	21,900	30,200	28,200	35,700	21,900	30,200	28,200	35,700
T.D. Karran	4.7		N/A	311,500	N/A	11,800	N/A	33,600	N/A	11,800	N/A	33,600	N/A
W.G. Greene(6)	8.3		14.6	496,800	289,700	23,300	31,100	26,300	33,900	23,300	31,100	26,300	33,900

Notes:

(1)

Years of credited service is the service used to calculate the defined benefit pension benefit. Service under the U.S. defined benefit programs includes service while resident in the U.S. prior to December 31, 2007, the date the U.S. defined benefit pension programs were frozen. Credited service under the Canadian defined benefit component includes service while resident in Canada.

(2)

These values represent the single life annuity payable at age 65 for the U.S. programs and a 60% joint and survivor annuity for the Canadian defined benefit pension component reflecting pay and service as of December 31, 2009 for all NEOs except for Mr. Pappas where the amounts are as of November 13, 2009.

(3)	Age 62 is the earliest age an individual can receive full retirement benefits.
(4)

Assuming each NEO remains with NOVA Chemicals until his normal retirement date reflecting projected service, if applicable, and pay as of December 31, 2009, other than Messrs. MacDonald and Mustoe both of whom retired on December 31, 2009 and Mr. Pappas who retired November 13, 2009.

(5)	Mr. Pappas is credited with 22 years of additional service. Mr. Pappas elected to receive a lump sum payment of his U.S. SERP at age 55 (see following table).
(6)

Messrs. Mustoe and Greene, and Ms. Horner are entitled to receive the greater of: the sum of their Canadian and U.S. pension benefits, and their U.S. pension benefit assuming all of their service was in the U.S. Mr. MacDonald is entitled to receive the greater of the sum of his Canadian and U.S. pension benefits and his Canadian benefit assuming all of his service was in Canada.

(7)	Mr. MacDonald elected to receive his benefit as a lump sum payment (see following table).
(8)	Mr. Mustoe elected to receive his benefit as a lump sum payment (see following table).

The change in the defined benefit pension for each NEO participating in a defined benefit program for 2009 is as follows:

	Number of Years	Annual Benefits Payable ($)			Accrued (Projected) Obligation	Compensatory Changes Related to Current Service		Non-Compensatory Changes Related to Financing Costs and Non-Compensation	Change in Obligation since Dec.	Accrued (Projected) Obligation at
Name	Credited Service(1)	At Year End(2)		At Age 65(2)	at Dec. 31, 2008 (US$)(2)	Cost and Earnings Increases (US$)(1)(2)		Assumption Changes (US$)(3)	31, 2008 (US$)	Dec. 31, 2009 (US$)(2)
C.D. Pappas(4)(5)	29.5	N/A(6)		487,800	4,247,000	(710,000	)(7)	88,000	(622,000)	3,625,000
L.A. MacDonald(5)	28.4	212,800	(8)	237,000	2,984,000	(42,000	)(7)	548,000	506,000	3,490,000
J.S. Mustoe(5)	19.6	156,500		156,500	2,014,000	(51,000	)(7)	401,000	350,000	2,364,000
M.N. Horner	22.0	N/A(6)		116,000	824,000	(1,000	)(7)	384,000	383,000	1,207,000
T.D. Karran	4.7	N/A(6)		45,400	192,000	0		58,000	58,000	250,000
W.G. Greene	22.9	104,000	(8)	114,600	931,000	(18,000	)(7)	348,000	330,000	1,261,000

Notes:

(1)

Years of credited service is the service used to calculate the defined pension benefit. Service under the U.S. defined benefit pension programs was frozen as of December 31, 2007. Years of credited service under the Canadian defined benefit pension component represents credited service as of date of transfer to the U.S.

(2)

These values are based on the same actuarial assumptions, methods and measurement date used by NOVA Chemicals for financial statement reporting purposes which may be different than the assumptions used to calculate pension benefits payable to an NEO. The values reflect service as of the measurement date and future increases in salaries, as applicable. These values do not represent the value of the pension benefit that an NEO would receive on retirement.

(3)	Reflects the impact of interest on prior year’s obligations, changes in discount rates used to measure the obligations and the impact of assumption and employee demographic changes.
(4)	Mr. Pappas left employment on November 13, 2009. His benefit was frozen at that time.
(5)	Messrs. Pappas, MacDonald and Mustoe elected to receive their benefit as a lump sum payment.
(6)	Messrs. Pappas and Karran, and Ms. Horner, none of whom were early retirement eligible, were not eligible to receive an annual benefit as at December 31, 2009.
(7)

The assumptions used to calculate pension values for accounting purposes assume future salary increases. These NEOs did not receive a salary increase in 2009. Messrs. Pappas, MacDonald and Mustoe left employment in 2009 which negatively impacted the future salary increase assumption.

(8)	These values represent Messrs. MacDonald and Greene’s early retirement annuity immediately payable as at December 31, 2009.
(9)	The key actuarial assumptions used in calculating these values are as follows:

U.S. Defined Benefit Programs	December 31, 2008	December 31, 2009
Discount Rate	5.50%	4.70%
Salary Increase	4.50%	4.50%
Percent Electing a Lump Sum	100%	100%
Lump sum interest rate
• Other NEOs	• 5.50%	• 4.70%
Mortality
• Other NEOs	• IRS Prescribed Table for 2009 Lump Sum Distributions	• IRS Prescribed Table for 2010 Lump Sum Distributions
Retirement
• Other NEOs	• Age-related table with an average retirement age of 63	• Age-related table with an average retirement age of 63
Canadian Defined Benefit Programs
Discount Rate	6.60%	5.80%
Salary Increase	4.00%	4.00%
Indexing	0.50%	0.50%
Escalation of ITA Maximum Pension for Registered Plan	$2,444 in 2009 per year of service, escalating 2.75% thereafter	$2,444 in 2009 per year of service, escalating 2.75% thereafter
Mortality	UP 1994 projected to 2020 using Scale AA	UP 1994 projected to 2020 using Scale AA
Percent of Retiring Members Electing a Lump Sum	25%	Eastern Region Plan – 20% Western Region Plan – 40%
Retirement	Age-related table with an average retirement age of 62	Age-related table with an average retirement age of 62

The method used to determine estimated pension benefits may not be identical to the method used by other companies. Therefore, the estimated pension benefits may not be directly comparable to other companies’ estimated pension benefits.

Defined Contribution Programs

NOVA Chemicals sponsors defined contribution programs in Canada and the United States.

Canadian Defined Contribution Program

Canadian employees who joined NOVA Chemicals after December 31, 1999, and employees who elected to convert their defined benefits to the defined contribution component of the Canadian pension plans as explained above, participate in the Canadian defined contribution program. NOVA Chemicals contributes 6% of a Canadian employee’s base salary to a defined contribution account and the employee may elect to make voluntary contributions. Contributions are locked in until the employee terminates from NOVA Chemicals. Mr. Karran was an active participant until he relocated to the U.S. in 2000. He continues to maintain an account in the Canadian program.

U.S. Defined Contribution Program

The U.S. Savings and Profit Sharing Plan (the “U.S. Savings Plan”) was redesigned when the U.S. defined benefit pension plan was frozen. Effective January 1, 2008, NOVA Chemicals makes contributions to each U.S. employee’s account of 3% of total pay and matching contributions of up to 6% of total pay for total Company contribution of up to 9% of total pay. Transition Employees receive, until the earlier of December 31, 2012 and the Transition Employee’s termination date, an additional transition contribution of 5% of total pay. Total pay includes base salary, incentive compensation awards, profit sharing, shift differential and overtime. In addition, employees may make voluntary employee contributions to the plan. All of the NEOs participate in the U.S. Savings Plan.

Canadian Defined Contribution SERP and Restoration Plan

NOVA Chemicals’ defined contribution programs are also subject to maximum annual contributions under the Income Tax Act and the IRC. NOVA Chemicals has adopted a SERP in Canada and the Restoration Plan to provide a mechanism to continue defined contributions for employees who exceed the legislated maximums.

The Canadian SERP provides a notional account for contributions or conversion amounts that exceed the legislated maximums. The accounts are credited with earnings equivalent to the earnings of the balanced fund that is offered as an investment under the Canadian defined contribution program. Mr. Karran has a notional defined contribution account under the Canadian SERP.

In the U.S., when total pay of an executive, including the NEOs, exceeds the legislated maximum, excess Company contributions are made to the Restoration Plan. In addition, participants may elect, prior to each performance year, to make voluntary employee contributions to the Restoration Plan of their base salary, incentive compensation award and profit sharing. If an employee elects to make voluntary contributions, Company matching contributions are made to the Restoration Plan after total pay exceeds the Internal Revenue Code maximums. All of the NEOs, other than Mr. Woelfel, participated in the Restoration Plan in 2009.

Defined Contribution Accounts

The following table summarizes each NEO’s defined contribution account for 2009:

			COMPENSATORY		NON-COMPENSATORY
	Account Balance Jan. 1, 2009		2009 Company Contributions(1)		2009 Employee Contributions		2009 Investment Earnings		Account Balance Dec. 31, 2009
	Savings Plan (US$)	Restoration Plan / Canadian SERP (US$)	Savings Plan(1)(2) (US$)	Restoration Plan / Canadian SERP (US$)	Savings Plan (US$)	Restoration Plan / Canadian SERP (US$)	Savings Plan (US$)	Restoration Plan / Canadian SERP (US$)	Savings Plan (US$)		Restoration Plan / Canadian SERP (US$)
J.M. Lipton	58,121	314,721	34,300	440,729	22,000	201,115	76,023	10,295	—	(2)	—	(2)
C.D. Pappas	97,262	249,596	34,300	223,310	22,000	223,692	93,908	243,517	—	(3)	—	(3)
L.A. MacDonald	67,584	140,837	36,053	96,330	22,000	40,800	33,955	51,259	159,592		329,226
J.S. Mustoe	270,133	132,572	34,300	61,797	22,000	39,744	95,269	60,353	421,702		294,465
M.N. Horner	98,588	68,618	34,300	53,328	22,000	43,957	42,689	27,860	197,577		193,763
R.G. Woelfel	—	—	8,091	—	19,885	—	(106)	—	27,870		—
T.D. Karran	162,097	32,422	22,050	17,313	16,500	26,149	66,441	22,160	267,088		98,043
W.G. Greene	87,264	41,179	34,300	37,474	20,450	28,647	44,921	65,492	186,935		172,791

Notes:

(1)	Includes Company contributions: 3% basic contributions, 5% transition contributions, if applicable, and up to 6% matching contributions for all NEOs.
(2)	Mr. Lipton received a distribution of his accounts in 2009.
(3)	Mr. Pappas received a distribution of his accounts in 2009.

NEO Agreements

Change of Control Agreements

NOVA Chemicals entered into Key Employee Termination Benefit Agreements (the “COC Agreements”) with executives, including Messrs. Pappas, MacDonald, Mustoe and Greene, and Ms. Horner, to induce them to remain with NOVA Chemicals in the event of a change of control. The Arrangement constituted a change of control and the COC Agreements became effective on the Effective Date. The COC Agreements provide that on the termination without cause or constructive dismissal of such NEO within three years following the change of control, the NEO is entitled to receive a lump sum severance payment (based on base salary, incentive compensation and other compensation) and continuation of certain benefits during the severance period, which is 30 months for Messrs. Pappas, MacDonald, Mustoe and Ms. Horner, and 21 months for Mr. Greene. The COC Agreements for Messrs. Pappas, MacDonald and Mustoe, and Ms. Horner, provide for a tax equalization payment in the event the executive is subject to the change of control golden parachute excise tax, except that in the event that the value of the payments to the executive do not exceed 110% of the maximum amount payable without triggering the excise tax, the payments are reduced to the maximum amount that can be paid without triggering the tax. The COC Agreements for Messrs. Pappas, MacDonald and Mustoe, and Ms. Horner also provide that they may terminate their employment within 30 days following the first anniversary of a change of control in order to receive the severance benefits. In addition, Ms. Horner is entitled to relocation costs to Calgary or equivalent location as set out in NOVA Chemicals’ Relocation Guidelines, and Mr. Greene is entitled to receive $100,000 upon termination of employment. Messrs. Pappas, MacDonald and Mustoe’s employment was terminated in 2009 and each of these individuals received severance payments pursuant to their COC Agreements (see “Summary Compensation Table” and “Payments on Separation from Service”).

Employment Contracts

NOVA Chemicals and its subsidiaries have entered into employment contracts with certain NOVA Chemicals’ executives, including Messrs. Woelfel and Karran. The employment contracts provide for a three year term of service for Mr. Woelfel and an indefinite term of service for Mr. Karran.

In the event of termination of Messrs. Woelfel or Karran’s employment other than for cause (as defined in the employment contract), resignation or retirement, each is entitled to be paid a lump sum payment, conditional upon his execution and delivery of a release. For both of these individuals, these lump sum payments are based on: a) base salary in effect at the time of termination; b) Incentive Compensation Plan award calculated at target; c) Savings Plan contributions; and d) perquisite allowance. This lump sum amount equals 6 months for Mr. Woelfel if he is terminated prior to December 31, 2010, and 12 months if he is terminated after December 31, 2010 and prior to December 31, 2012; and 18 months for Mr. Karran. Mr. Woelfel’s employment agreement requires Mr. Woelfel to relocate to Calgary, Alberta on or before December 31, 2010. When he relocates, Mr. Woelfel is entitled to relocation costs, other than housing guarantee, as set out in NOVA Chemicals’ Relocation Guidelines. Mr. Karran’s employment agreement stipulates that Mr. Karran will relocate to Calgary, Alberta at which time he will be entitled to relocation costs as set out in NOVA Chemicals’ Relocation Guidelines. In addition, both NEOs are entitled to continued medical, dental and life insurance coverage, financial counseling and outplacement support if they are terminated without cause.

Each NEO has also agreed not to disclose or use for his or her own benefit confidential information, except as necessary to perform his or her duties to NOVA Chemicals or as required by law. Also, during his or her employment with NOVA Chemicals, no NEO may engage in or render services to a competing business and for a one year period after termination of employment, no NEO may solicit customers, suppliers or employees to terminate their relationship with NOVA Chemicals.

On December 5, 2008, NOVA Chemicals entered into the Letter Agreement with Mr. Lipton addressing various compensation and other matters in connection with Mr. Lipton’s retirement from active service with NOVA Chemicals. Pursuant to the Letter Agreement, Mr. Lipton continued to serve on the Board of Directors until the 2009 Annual and Special Meeting of the Shareholders and retired from employment and resigned from all other positions with NOVA Chemicals on May 1, 2009.

The Letter Agreement provided for an annual incentive compensation payment for 2008 equal to 232% of target under NOVA Chemicals’ Incentive Compensation Plan and provided that Mr. Lipton would be eligible to receive a pro-rata incentive compensation award for 2009, with an annualized target level of 100% of Mr. Lipton’s base salary. The Letter Agreement also provided for the standard 2009 equity based long-term incentive grant with a grant date value of 480% of Mr. Lipton’s annual base salary. In addition, Mr. Lipton ceased to participate in NOVA Chemicals’ qualified and supplemental pension arrangements, and his rights thereunder were converted into the right to receive two payments, on

February 16, 2009 and May 1, 2009, of his accrued supplemental pension benefits as of December 31, 2008.

Payments on Separation of Service

The following tables set forth the circumstances that trigger payments or provision of benefits under the NEO Agreements and the estimated value of the payments assuming the triggering event occurred on December 31, 2009.

Mr. Lipton retired on May 1, 2009 pursuant to his Letter Agreement. He was not entitled to any severance amount on his retirement. Mr. Pappas’ employment terminated on November 13, 2009, and Messrs. MacDonald and Mustoe’s employment terminated December 31, 2009 pursuant to their COC Agreements. Ms. Horner and Mr. Greene are the only NEOs with a COC Agreement as of December 31, 2009.

For Messrs. Pappas, MacDonald and Mustoe, who terminated from NOVA Chemicals in 2009 pursuant to their COC Agreements, only the value of their payments following change of control are disclosed.

		SEVERANCE AMOUNT
C.D. Pappas	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)	Additional Lump Sum Value of Pension (US$)(2)	Excise Tax Payment (US$)	Total Incremental Obligation (US$)
Termination Following Change of Control	30	2,000,000	1,656,792	661,318	2,987,768	0	7,305,878

		SEVERANCE AMOUNT
L.A. MacDonald	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)	Additional Lump Sum Value of Pension (US$)(2)	Excise Tax Payment (US$)(3)	Total Incremental Obligation (US$)
Termination Following Change of Control	30	1,300,000	1,084,446	468,531	607,300	0	3,460,277

		SEVERANCE AMOUNT
J.S. Mustoe	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)	Additional Lump Sum Value of Pension (US$)(2)	Excise Tax Payment (US$)(3)	Total Incremental Obligation (US$)
Termination Following Change of Control	30	1,037,500	905,500	364,346	0	0	2,307,346

		SEVERANCE AMOUNT
M.N. Horner	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)	Additional Lump Sum Value of Pension (US$)(2)	Excise Tax Payment (US$)(3)	Total Incremental Obligation (US$)
Retirement	N/A	N/A	N/A	N/A	N/A	N/A	0
Resignation	N/A	N/A	N/A	N/A	N/A	N/A	0
Involuntary Termination without Cause	30	850,000	547,793	242,802	69,100	N/A	1,709,694
Involuntary Termination for Cause	N/A	N/A	N/A	N/A	N/A	N/A	0
Termination Following Change of Control(4)	30	850,000	547,793	242,802	69,100	0	1,709,694

		SEVERANCE AMOUNT
R.G. Woelfel(5)	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)	Additional Lump Sum Value of Pension (US$)(2)	Excise Tax Payment (US$)	Total Incremental Obligation (US$)
Retirement	N/A	N/A	N/A	N/A	N/A	N/A	0
Resignation	N/A	N/A	N/A	N/A	N/A	N/A	0
Involuntary Termination	6	212,500	127,500	46,237	N/A	N/A	386,237
without Cause	12	425,000	255,000	92,474	N/A	N/A	772,474
Involuntary Termination for Cause	N/A	N/A	N/A	N/A	N/A	N/A	0
Termination Following	6	212,500	127,500	46,237	N/A	0	386,237
Change of Control	12	425,000	255,000	92,474	N/A	0	772,474

		SEVERANCE AMOUNT
T.D. Karran	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)	Additional Lump Sum Value of Pension (US$)(2)	Excise Tax Payment (US$)	Total Incremental Obligation (US$)
Retirement	N/A	N/A	N/A	N/A	N/A	N/A	0
Resignation	N/A	N/A	N/A	N/A	N/A	N/A	0
Involuntary Termination without Cause	18	468,000	234,000	150,206	13,860	N/A	866,066
Involuntary Termination for Cause	N/A	N/A	N/A	N/A	N/A	N/A	0
Termination Following Change of Control	18	468,000	234,000	150,206	13,860	0	866,066

		SEVERANCE AMOUNT
W.G. Greene	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)	Additional Lump Sum Value of Pension (US$)(2)	Excise Tax Payment (US$)	Total Incremental Obligation (US$)
Retirement	N/A	N/A	N/A	N/A	N/A	N/A	0
Resignation	N/A	N/A	N/A	N/A	N/A	N/A	0
Involuntary Termination without Cause	21	546,000	339,180	184,366	190,083	N/A	1,259,629
Involuntary Termination for Cause	N/A	N/A	N/A	N/A	N/A	N/A	0
Termination Following Change of Control(4)	21	546,000	339,180	184,366	190,083	0	1,259,629

Notes:

(1)

NOVA Chemicals pays annual premiums for post-retirement benefits up to an annual maximum of $6,000 for single retirees and $12,000 for married retirees for U.S. employees hired prior to January 1, 2008, who are age 55 or older with five years service at the time of separation.

(2)	Does not include pension values accrued under the Retirement Plans — see “Retirement Plans — Defined Benefit Pension Obligations”.
(3)

Messrs. Pappas, MacDonald and Mustoe, and Ms. Horner’s COC Agreements provide that NOVA Chemicals will reimburse these executives amounts owed under Section 280G of the IRC due to excess “parachute” payments.

(4)	Ms. Horner and Mr. Greene’s termination of employment is governed by their COC Agreements until July, 2012.
(5)

Mr. Woelfel’s employment contract provides that he is entitled to 6 months severance if he is involuntarily terminated without cause or constructively dismissed on or before December 31, 2010, and 12 months severance if he is involuntary terminated or constructively dismissed between January 1, 2011 and December 31, 2012.

COMPENSATION OF DIRECTORS

Directors who are not full time employees of NOVA Chemicals receive compensation for their service as directors. Prior to the Effective Date, NOVA Chemicals compensated directors according to the same philosophy used to compensate senior management (See “Executive Compensation-Compensation Discussion and Analysis”). An annual survey was conducted to determine the median compensation for directors in similar companies in the North American chemical industry and NOVA Chemicals’ total compensation for directors was targeted at the median value of those companies’ total compensation. Total compensation was delivered in approximately equal proportions between cash and equity based awards. After the Effective Date, the Company decided that non-employee director compensation would be comprised of: (i) an annual retainer; (ii) annual committee membership retainer; and (iii) annual committee chair retainer.

Prior to the Effective Date, the total compensation for non-employee directors included an annual retainer; an additional retainer for chairs of Board committees and Audit Committee (formerly the Audit, Finance and Risk Committee) members; and equity based awards. Non-employee directors could elect to receive their equity based awards as Options, EAUs or RSUs. Options entitled non-employee directors to purchase Common Shares at a price equal to the closing trading price for Common Shares on the TSX or the NYSE on the day on which the Options were granted. EAUs and RSUs allowed non-employee directors to benefit from appreciation in the price of Common Shares. Upon redemption of an EAU, a non-employee director was paid, in cash, less applicable withholdings, the difference between the closing prices of the Common Shares on the NYSE on the date of redemption and the date of grant. RSUs were valued using the closing price of the Common Shares on the TSX or the NYSE on the vesting date (generally the third anniversary of the grant date) and paid in cash, less applicable withholdings, by the end of the year in which they vested (See “Executive Compensation — Long-Term Incentive Plans” for additional information on equity based awards).

Non-employee directors who were on the Board prior to the Effective Date received the following compensation and equity based awards during 2009:

	Fees Earned(1)			Equity Based Awards		All Other
Name	Annual Retainer (US$)	Committee Chair Retainer(US$)	AFR Additional Retainer(US$)	RSUs (US$)(2)		Compensation(3) (US$)		Total (US$)
J.A. Blumberg	45,217	5,652		80,000		7,615	(4)	138,484
F.P. Boer	45,217	5,652		80,000		8,723	(4)	139,592
J. Bougie	45,217		3,674	80,000		1,792		130,684
L. Brlas	45,217		3,674	80,000		93		128,985
J.V. Creighton	45,217			80,000		944		126,162
R.E. Dineen	45,217		3,674	80,000		529		129,421
C.W. Fischer	45,217			93,334	(5)	0		138,551
L.Y. Fortier(6)	26,667			80,000		1,906		108,573
K.L. Hawkins	45,217	7,065		80,000		1,539		133,822
A.M. Ludwick	45,217		3,674	80,000		1,750		130,642
J.M. Stanford(7)	107,391			110,000		15,689	(8)	233,081

Notes:

(1)	These directors resigned as of the Effective Date. Fees were pro-rated for the period in 2009 that they were directors.
(2)	RSUs were granted in February, 2009 and vested on the Effective Date.
(3)	Includes RSU and DSU dividend equivalents (See “Director Deferred Share Unit Plans”).
(4)

Mr. Blumberg and Dr. Boer were members of the Technical Advisory Committee (“TAC”) and were paid a fee of US$7,000 for each meeting attended. In 2009, one TAC meeting was held. Mr. Blumberg and Dr. Boer both attended the meeting.

(5)

Mr. Fischer joined the Board on November 13, 2008 but was not awarded equity based compensation in 2008. Includes RSUs valued at $13,334 representing equity based compensation pro-rated for the period in 2008 that Mr. Fischer was a director.

(6)	Mr. Fortier retired from the Board on April 14, 2009. His annual retainer was pro-rated for the period in 2009 that he was a director.
(7)	Mr. Stanford was Chairman of the Board until the Effective Date. Mr. Stanford was not paid an additional retainer fee for chairing the Corporate Governance Committee during 2009.
(8)	Mr. Stanford was reimbursed US$14,235.47 for the cost of office and support services attributable to NOVA Chemicals.

As of the Effective Date, non-employee directors, other than the Chairman of the Board, are paid an annual retainer of $175,000.  The Chairman of the Board is paid an annual retainer of $350,000.  Committee members who are not the Chair of the Committee receive an additional $50,000 retainer. Committee Chairs receive an additional $80,000 retainer.  The compensation for non-employee directors who were appointed to the Board on or after the Effective Date is as follows:

Name	Annual Retainer Fee (US$)	Annual Committee Retainer Fee (US$)	Annual Committee Chair Fee (US$)	Total (US$)
Mohamed Al Mehairi(1)	175,000	50,000	80,000	305,000
Philip J. Brown	175,000			175,000
David C. Davies(2)	175,000	50,000	80,000	305,000
Mark Garrett	175,000			175,000
Gerhard Roiss(3)	350,000	100,000		450,000
Georg F. Thoma(4)	175,000	100,000		275,000

Notes:

(1)	Mr. Al Mehairi is a member of the Audit Committee and Chair of the Remuneration Committee.
(2)	Mr. Davies is a member of the Remuneration Committee and Chair of the Audit Committee.
(3)	Dr. Roiss is Chairman of the Board, and a member of the Audit and Remuneration Committees.
(4)	Mr. Thoma is a member of the Audit and Remuneration Committees.

Director Share Purchase Plan

Prior to the Effective Date, non-employee directors were eligible to participate in the Director Share Purchase Plan under which each participating director could elect to have some or all of his or her director fees paid to a custodian at the end of each calendar quarter. The custodian used the funds to purchase Common Shares in the open market on behalf of the participating director. The Director Share Purchase Plan was terminated as of the Effective Date of the Arrangement.

Director Deferred Share Unit Plans

Prior to the Effective Date, non-employee directors were also eligible to participate in the Director Deferred Share Unit Plans (the “Director DSUP”). Under the Director DSUP, non-employee directors could elect, on an annual basis, to receive all or a portion of director fees for the upcoming year in DSUs economically equivalent to the Common Share value. The amount of the fees that a director elected to defer into a Director DSUP was converted to an equivalent number of DSUs based on the market value of Common Shares at a specified time (the average of the closing price for the Common Shares over the five consecutive trading days preceding the end of each fiscal quarter in which the fees were earned). When a dividend was declared on Common Shares, the value of the dividend was added, as full or part units, to a director’s DSU account. DSUs were not Common Shares and did not carry rights of Common Shares.

A non-employee director held DSUs until he or she was no longer a director of NOVA Chemicals. Pursuant to the terms of the Arrangement Agreement, all DSUs were valued at US$6.00, the purchase price under the Arrangement Agreement, and paid on the Effective Date. The value received by each director was as follows:

	Number of DSUs	Value of DSUs (US$)
J.A. Blumberg	3,961	23,766
F.P. Boer	29,387	176,322
J. Bougie	24,993	149,598
J.V. Creighton	8,646	51,876
K.L. Hawkins	27,173	163,038
A.M. Ludwick	37,246	223,476
J.M. Stanford	33,820	202,920

Notes:

(1)	Ms. Brlas, and Messrs. Dineen and Fischer did not participate in the Director DSUPs.
(2)

Mr. Fortier retired on April 14, 2009 at which time he held 27,457 DSUs. His DSUs were redeemed and he received Cdn.$196,264, based on an average closing price of the Common Shares on the five consecutive trading days prior to his retirement date.

Non-Employee Director Equity Based Awards

As of the Effective Date, the value of all outstanding Options and EAUs was nil, and all Options and EAUs were cancelled pursuant to the Arrangement Agreement. All outstanding RSUs were cancelled in exchange for cash payment of US$6.00 per RSU.

The table below shows as of the Effective Date, (a) the number and value of Options that vested in 2009; (b) the number and value of Options and EAUs cancelled in 2009; and (c) the number and value of RSUs that vested and were paid in 2009.

	Options Vested		Options/EAUs Cancelled		RSUs Vested and Paid
Name	Number of Options Vested	Value of Options Vested (US$)	Number of Options/EAUs Cancelled	Value of Options/EAUs Cancelled (US$)	Number of Vested RSUs	Value Paid (US$)
J.A. Blumberg	0	$0	24,350	$0	19,931	119,586
F.P. Boer	0	$0	27,250	$0	17,071	102,426
J. Bougie	0	$0	7,000	$0	19,930	119,580
L. Brlas	0	$0	0	$0	15,434	92,604
J.V. Creighton	0	$0	10,000	$0	19,931	119,586
R.E. Dineen	0	$0	22,550	$0	19,931	119,586
C. Fischer	0	$0	0	$0	16,578	99,468
K.L. Hawkins	0	$0	30,100	$0	16,842	101,052
A.M. Ludwick	0	$0	24,000	$0	17,298	103,788
J.M. Stanford	0	$0	33,950	$0	23,786	142,716

Notes:

(1)	No EAUs vested in 2009.
(2)	Values of cancelled Options/EAUs and RSUs vested and paid have been determined using the Arrangement purchase price of US$6.00.
(3)	Mr. Fortier, who retired from the Board prior to the Effective Date, held 19,931 RSUs on the Effective Date and received US$119,586 in July, 2009 (US$6.00 per RSU).

At December 31, 2009, there were no outstanding Options, EAUs or RSUs held by any directors.

Indebtedness of Directors and Executives

As at March 11, 2010 and during fiscal 2009, none of the current or former directors and executives of NOVA Chemicals or any associate of any such director or executive was indebted to NOVA Chemicals.